UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2018.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                             to

Commission File No. 1-38676

A.	Full title of the plan and the address of the plan if different from that of the issuer named below:

Bank First National Retirement Plan

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Bank First National Corporation

402 North 8th Street

Manitowoc, WI 51220

BANK FIRST NATIONAL RETIREMENT PLAN

David A. Grotkin Joel A. Joyce Brian J. Mechenich Carrie A. Gindt	Patrick G. Hoffert Jason J. Wrasse Joshua T. Bierbach

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants

Bank First National Retirement Plan

Manitowoc, Wisconsin

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Bank First National Retirement Plan (the Plan) as of December 31, 2018 and 2017, and the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes to the financial statements (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform our audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe our audits provide a reasonable basis for our opinion.

Supplemental Information

The Schedule of Assets (Held at End of Year) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2019

June 27, 2019

Milwaukee, Wisconsin

Reilly, Penner & Benton LLP
1233 N. Mayfair Road Suite #302 • 1 Milwaukee, WI 53226-3255 • 414-271-7800

1

BANK FIRST NATIONAL RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2018 and 2017

	2018	2017

ASSETS

Investments, at fair value:
Interest-bearing cash	$666,311	$465,180
Mutual funds	15,981,230	14,670,506
Common collective fund	377,167	517,670
Bank First National Corporation common stock	23,452,790	23,055,781
TOTAL INVESTMENTS	40,477,498	38,709,137

Receivables:
Employer	562,371	543,976

NET ASSETS AVAILABLE FOR BENEFITS	$41,039,869	$39,253,113

See accompanying notes to financial statements.

2

BANK FIRST NATIONAL RETIREMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2018

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Net appreciation in fair value of investments	$1,354,998
Interest and dividends	810,533
Contributions:
Participant	1,305,452
Employer	999,765
Rollover	2,649,178
TOTAL ADDITIONS	7,119,926

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	5,192,459
Administrative expenses	140,711
TOTAL DEDUCTIONS	5,333,170

NET INCREASE	1,786,756

Net assets available for benefits:
BEGINNING OF YEAR	39,253,113

END OF YEAR	$41,039,869

See accompanying notes to financial statements.

3

BANK FIRST NATIONAL RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2018 and 2017

NOTE 1 - Description of Plan

The following description of the Bank First National Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan (most recently amended and restated January 1, 2017) established by Bank First National Corporation for the benefit of eligible employees of its wholly-owned subsidiary, Bank First, N.A. (collectively referred to as “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), the employee savings regulations under Section 401(k), and the employee stock ownership plan regulations under Section 4975(e)(7), of the Internal Revenue Code. Employees are eligible to participate in the Plan upon attaining 18 years of age and three months of service. Temporary employees and individuals the Employer regards as independent contractors are not eligible to participate in the Plan.

Contributions - Participants may elect to contribute a portion of their compensation to the Plan, not to exceed the amount allowed by the Internal Revenue Service (“IRS”). Participants direct the investment of their contributions into various investment options offered by the Plan. Participants may elect to have any portion, or all, of their contributions designated as Roth 401(k) contributions. The Plan includes a provision for automatic pretax elective deferral contributions. The provision applies when an employee first becomes eligible to make elective deferral contributions. The automatic deferral rate is 4% of compensation with automatic yearly increases of 1% (to a maximum of 10%). Employees have the right to change their deferral percentage or to elect not to make contributions.

The Company may elect to make a matching contribution to eligible participants. The discretionary match for 2018 and 2017 was 35% of the first 10% of participants’ compensation to the Plan. Matching contributions were $437,394 and $308,161 for the years ended December 31, 2018 and 2017, respectively. The Company may also make a profit sharing contribution to the Plan as approved annually by the Company’s Board of Directors Compensation Committee. Profit sharing contributions were $562,371 and $543,976 for the years ended December 31, 2018 and 2017, respectively.

Participant Accounts - Each participant’s account is credited with the participant’s contribution, Company matching contributions, and allocations of (a) Company profit sharing contributions, (b) Plan earnings, and (c) administrative expenses. Allocations of Company profit sharing contributions are based on the proportion that each participant’s compensation bears to the total of all participants. Allocations of Plan earnings are based on the proportion that each participant’s account bears to the total of all participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance. Participants have the ability to direct employee and Company contributions to investment options offered by the Plan, with the exception of certain profit sharing contributions, which (by the option of the Company) may be made in common stock of Bank First National Corporation.

Vesting - Participants are fully vested in the value of their accounts created by their own contributions and Company matching contributions. Vesting in the Employer Contribution Account balance (profit sharing) is based on years of continuous service. A participant is 100 percent vested at the time of death, attainment of normal retirement age, disability, or after six years of credited service with the Company.

4

BANK FIRST NATIONAL RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2018 and 2017

NOTE 1 - Description of Plan (Continued)

Participant Loans - Participant loans are not allowed in this Plan.

Payments of Benefits - On termination of service, a participant whose vested account balance does not exceed $5,000 will receive a lump sum distribution of the vested amount. Participants whose vested account balance exceeds $5,000, may elect when to receive as benefits the entire vested amount credited to their accounts as of that date as a single lump sum distribution. Certain withdrawals are permitted during employment, as defined in the Plan. Account balances will be distributed in cash or shares of Company stock, as determined by the Plan administrator, unless a participant requests a distribution of their account balance in shares of Company stock (with fractional shares being paid in cash).

Voting Rights - Participants are entitled to instruct the trustee as to how to vote the Company stock allocated to his or her account. The Plan administrator will direct the trustee how to vote the unallocated Company stock and the allocated Company stock for which no voting instructions have been received.

Administrative Expenses - All administrative expenses may be paid out of the Plan unless paid by the Company. Expenses were paid by both the Plan and the Company during 2018.

Forfeited Accounts - At December 31, 2018 and 2017, forfeited nonvested accounts totaled $25,854 and $11,196, respectively. These amounts will be allocated to remaining participant accounts as additional profit sharing contributions. $14,877 and $-0- from forfeited nonvested accounts were allocated to participants during the years ended December 31, 2018 and 2017, respectively.

Plan Termination - Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions and to terminate the Plan subject to the provisions of ERISA. In the event of a termination, all participants will immediately become 100% vested in their accounts for all sources of contributions and distributed in accordance with the Plan’s provisions.

5

BANK FIRST NATIONAL RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2018 and 2017

NOTE 2 - Summary of Significant Accounting Policies

A summary of the significant accounting policies applied in the preparation of the accompanying financial statements and supplemental schedule is as follows:

Basis of Accounting and Presentation - The financial statements of the Plan are prepared using the accrual method of accounting and are presented in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) as codified by the Financial Accounting Standards Board.

Risks and Uncertainties – The Plan, at the direction of its participants, invests in various investment securities. The Plan’s investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term could materially affect participant’s account balances and the amounts reported in the statements of net assets available for benefits.

Investment Valuation and Income Recognition - The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for further discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold, as well as held, during the year.

Use of Estimates - The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Payment of Benefits - Benefits are recorded when paid.

NOTE 3 - Concentrations

The Plan’s investments that represented 10 percent or more of the Plan’s net assets available for benefits as of December 31, 2018 and 2017 are as follows:

	DECEMBER 31,
	2018	2017
Common Stock
* Bank First National Corporation	$23,452,790	$23,055,781

* Represents party-in-interest

6

BANK FIRST NATIONAL RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2018 and 2017

NOTE 4 - Fair Value Measurements

U.S. GAAP establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under U.S. GAAP are described as follows:

Level 1 - Quoted market prices in active markets for identical assets or liabilities that a company has the ability to access at the measurement date.

Level 2 - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 – Significant unobservable inputs for the asset or liability, which are typically based on an entity’s own assumption, as there is little, if any, related market activity.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2018 and 2017.

•	Interest-bearing cash: Valued at cost which approximates fair value based on the variability of the crediting interest rate on these funds.

•	Common stock: As of December 31, 2018, common stock within the Plan was valued at the closing price reported on the active market on which the individual securities are traded (level 1). As of December 31, 2017, common stock within the Plan was valued at a third-party appraised value of the stock (level 2).

•	Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different fair value measurement at the reporting date.

7

BANK FIRST NATIONAL RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2018 and 2017

NOTE 4 - Fair Value Measurements (Continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2018 and 2017:

	DECEMBER 31, 2018	QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1)	SIGNIFICANT OTHER OBSERVABLE INPUTS (LEVEL 2)	SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3)

Interest-bearing cash	$666,311	$666,311	$-	$-
Common stock	15,981,230	15,981,230	-	-
Common stock	23,452,790	23,452,790	-	-
Total assets in the fair value hierarchy	40,100,331	$40,100,331	$-	$-
Investments measured using net asset value practical expedient*	377,167

TOTAL	$40,477,498

		QUOTED PRICES
		IN ACTIVE	SIGNIFICANT
		MARKETS FOR	OTHER	SIGNIFICANT
		IDENTICAL	OBSERVABLE	UNOBSERVABLE
	DECEMBER 31,	ASSETS	INPUTS	INPUTS
	2017	(LEVEL 1)	(LEVEL 2)	(LEVEL 3)

Interest-bearing cash	$465,180	$465,180	$-	$-
Mutual funds	14,670,506	14,670,506	-	-
Common stock	23,055,781	-	23,055,781	-
Total assets in the fair value hierarchy	38,191,467	$15,135,686	$23,055,781	$-
Investments measured using net asset value practical expedient*	517,670

TOTAL	$38,709,137

*In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

8

BANK FIRST NATIONAL RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2018 and 2017

NOTE 4 - Fair Value Measurements (Continued)

Investments Measured Using the Net Asset Value per Share Practical Expedient

The following tables summarize investments for which fair value is measured using the net asset value per share as a practical expedient as of December 31, 2018 and 2017, respectively. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

December 31, 2018	FAIR VALUE	UNFUNDED COMMITMENTS	REDEMPTION FREQUENCY (IF CURRENTLY APPLICABLE)	REDEMPTION NOTICE PERIOD
Common collective fund Reliance Stable Value	$377,167	$-	N/A	1 day

December 31, 2017	FAIR VALUE	UNFUNDED COMMITMENTS	REDEMPTION FREQUENCY (IF CURRENTLY APPLICABLE)	REDEMPTION NOTICE PERIOD
Common collective fund Reliance Stable Value	$517,670	$-	N/A	1 day

NOTE 5 - Tax Status

The Plan obtained its most recent determination letter on April 21, 2015, in which the Internal Revenue Service stated that the Plan is in compliance with the applicable requirements of the Internal Revenue Code (the “IRC”). The Plan has been amended since receiving this determination letter. The Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2018 and 2017, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

9

BANK FIRST NATIONAL RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2018 and 2017

NOTE 6 - Transactions with Related Parties and Parties-in-Interest

Fees for legal and professional services rendered to the Plan may be paid for by the Company at its discretion. The Plan invests in a certain common trust fund that is managed by the Plan custodian. These transactions are not, however, considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations.

Bank First National Corporation serves as the Plan Sponsor. The Plan had the following transactions with Bank First National Corporation common stock for the years ended December 31:

	2018	2017
Purchase of stock:
Number of shares	30,416	26,735
Value of shares on transaction dates	$1,346,655	$862,368

In-kind transfers of stock out of Plan:
Number of shares	77,736	10,684
Value of shares on transaction dates	$3,555,157	$340,878

Sales of stock:
Number of shares	4,872	-
Value of shares on transaction dates	$238,770	$-

At December 31, 2018 and 2017, the Plan held 502,964 shares (all shares allocated to participants) and 557,760 shares (including 557,548 shares allocated to participants), respectively of Bank First National Corporation common stock.

NOTE 7 - Amounts Owed to Participants Withdrawing from the Plan

Amounts owed to participants who had elected to withdraw from the Plan, but had not been paid totaled $862,297 and $89,202 as of December 31, 2018 and 2017, respectively.

10

BANK FIRST NATIONAL RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2018 and 2017

NOTE 8 - Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	DECEMBER 31,
	2018	2017
Net assets available for benefits per the financial statements	$41,039,869	$39,253,113

Employer contribution receivable – current year	(562,371)	-
Employer contribution receivable – prior year	-	(543,976)
Common stock valuation adjustment – prior year	-	(3,960,096)

NET ASSETS AVAILABLE FOR BENEFITS PER FORM 5500	$40,477,498	$34,749,041

The following is a reconciliation of the change in net assets available for plan benefits per the financial statements to the Form 5500 for the year ended December 31, 2018:

Change in net assets available for benefits per the financial statements	$1,786,756

Employer contribution receivable – current year	(562,371)
Employer contribution receivable – prior year	543,976
Common stock valuation adjustment – prior year	3,960,096

CHANGE IN NET ASSETS AVAILABLE FOR BENEFITS PER FORM 5500	$5,728,457

11

SUPPLEMENTAL SCHEDULE

12

BANK FIRST NATIONAL RETIREMENT PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
PLAN #002
39-1435359
DECEMBER 31, 2018

(a)	(b)	(c)	(d)	(e)
				Current
	Identity of Issue	Description	Cost	Value

	Vanguard Money Market Reserves	Interest-bearing cash	N/A	$279,039
*	Bank First National Stock Liquidation Fund	Interest-bearing cash	N/A	387,271
	Total Cash and Cash Equivalents			666,311

*	Bank First National Corporation	Common Stock	N/A	23,452,790

	Cohen & Steers Instl Realty	Mutual Fund	N/A	439,521
	Columbia Small Cap Index	Mutual Fund	N/A	340,481
	Federated Total Return Bond Instl	Mutual Fund	N/A	1,080,682
	Guggenheim High Yield Inst	Mutual Fund	N/A	288,762
	JP Morgan Mid Cap Value	Mutual Fund	N/A	606,150
	MFS International Diversification	Mutual Fund	N/A	1,272,840
	MFS Mid Cap Growth	Mutual Fund	N/A	927,064
	MFS Value	Mutual Fund	N/A	1,047,522
	Oppenheimer Developing Markets	Mutual Fund	N/A	720,980
	T Rowe Price Blue Chip Growth	Mutual Fund	N/A	945,795
	Templeton Global Bond	Mutual Fund	N/A	559,878
	Vanguard Target Retirement 2015	Mutual Fund	N/A	65,071
	Vanguard Target Retirement 2020	Mutual Fund	N/A	218,160
	Vanguard Target Retirement 2025	Mutual Fund	N/A	1,366,320
	Vanguard Target Retirement 2030	Mutual Fund	N/A	793,820
	Vanguard Target Retirement 2035	Mutual Fund	N/A	1,366,335
	Vanguard Target Retirement 2040	Mutual Fund	N/A	1,714,993
	Vanguard Target Retirement 2045	Mutual Fund	N/A	371,115
	Vanguard Target Retirement 2050	Mutual Fund	N/A	447,641
	Vanguard Target Retirement 2055	Mutual Fund	N/A	326,527
	Vanguard Target Retirement 2060	Mutual Fund	N/A	60,971
	Vanguard Target Retirement 2065	Mutual Fund	N/A	14,833
	Vanguard Target Retirement Income	Mutual Fund	N/A	16,213
	Wells Fargo Adv Small Co Growth	Mutual Fund	N/A	598,704
	Wells Fargo Special Small Cap Value	Mutual Fund	N/A	390,852
	Total Mutual Funds			15,981,230

	Reliance Stable Value	Common Trust Fund	N/A	377,167

	TOTAL			$40,477,498

*	Represents party-in-interest transactions
N/A	Cost information is not required for participant-directed investments

13

EXHIBIT INDEX

EXHIBIT TO ANNUAL REPORT ON FORM 11-K

The exhibit listed below is filed as part of this Annual Report on Form 11-K. The exhibit is listed according to the number assigned to it in the Exhibit Table of Item 601 of Regulation S-K.

Exhibit Number	Description of Exhibit

23.1	Consent of Independent Registered Public Accounting Firm

14

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Bank First National Corporation, as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Bank First National Retirement Plan

Date: June 27, 2019	By:	/s/ Kevin LeMahieu
Kevin LeMahieu
Chief Financial Officer

	By:	/s/ Sherry Jonet
Sherry Jonet
VP of Human Resources

15